Trading Symbol TSX-VE: GGC

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OR FOR DISSEMINATION IN THE UNITED STATES

Genco’s Private Placement Commitments Total CDN $25,001,250

June 25, 2007- Genco Resources Ltd. (TSX Venture Exchange: GGC) announces that it has been advised by Haywood Securities Inc. and Salman Partners Inc. (the “Agents”) that they have received commitments to subscribe for 6,667,000 Units at a price of $3.75 per Unit for gross proceeds of $25,001,250. As previously announced, each Unit will consist of one common share and one-half share purchase warrant, with each whole share purchase warrant exercisable to purchase a further share for $5.25 for a period of two years.

The Agents will receive a cash commission of 6% of gross proceeds and broker warrants to purchase that number of shares equal to 6% of the Units placed by them. As previously announced, the broker warrants will be exercisable to purchase one common share at $5.25 for twelve months from closing.

The offering is subject to certain conditions, including, but not limited to, receipt of TSX Venture Exchange and other approvals.

The net proceeds of the placement will be used for exploration of Genco’s mining concessions covering the Temascaltepec Mining District in Mexcio, development at its La Guitarra mining complex, capital investments at La Guitarra and general working capital.

For further information: Wayne Moorhouse, Vice President Finance
E-mail: gencoinfo@telus.net
www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities offered hereby have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)